

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2022

Xueyuan Weng
Chief Executive Officer
Golden Sun Education Group Limited
Profit Huiyin Square North Building
Huashan 2088, Unit 1001
Xuhui District, Shanghai, China

> **Re: Golden Sun Education Group Limited**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed February 11, 2022**
> **File No. 333-255891**

Dear Mr. Weng:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2021 letter.

Amendment No. 5 to Registration Statement on Form F-1

Cover Page

1. Please revise the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and the consolidated VIEs (although they have subsequently been divested), or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please revise the eleventh paragraph to state, as you do on page 15, that Mr. Xueyuan Weng will have the ability to control the outcome of matters submitted to your shareholders for approval, including the election of

your directors and the approval of any change in control transaction.

Our Past Performance, page 5

2.	Please revise to add net income or loss to the associated tables.

The PRC Education Industry, page 5

3.	We note that certain of your tutorial centers are registered as for-profit and others as not-for-profit and to date such designation has not affected your operations and revenue. Given the company's divestiture of private schools providing compulsory education and the company's increased focus on tutorial services, please revise to quantify the portion of your revenue which is generated from for-profit versus not-for-profit schools. Please provide enough information so investors can appreciate the portion of your remaining revenue stream which may be subject to further governmental restrictions or regulations.

Approvals from the PRC Authorities to Issue Our Ordinary Shares to Foreign Investors , page 6

4.	We note your risk factor on page 27 (third paragraph) contains additional information regarding whether you believe the company may be subject to a cybersecurity or network data security review. Please revise this section to address these potential reviews and why you do not believe you will be subject to such reviews.

Prospectus Summary
Summary of Risk Factors, page 8

5.	We note your references to the page numbers on which the more detailed risk factors appear. Please revise to provide these cross-references by identifying the more detailed risk factors by title.

Selected Condensed Consolidated Financial Schedule of Golden Sun Cayman and Its Subsidiaries and VIEs, page 12

6.	Please revise your schedules to disaggregate the results, financial position, and cash flows for your WFOE, Hong Kong, and PRC subsidiaries, separately.

7.	Please revise your condensed consolidated statements of income to present major line items, such as cost of goods/services and subtotals.

8.	We note from page F-19 that you received economic benefits from Chongwen Middle School and Ouhai Art School prior to their divestiture. Please present intercompany balances, activities, and cash flows separately within your schedules, including amounts related to the economic benefits received from the VIEs.

Consolidated Balance Sheets, page F-3

9.	Please tell us your basis for recording your "deemed distribution" as a reduction of Equity. In this regard, we note from your disclosure on page 56 that you sold all of your shares in

Golden Sun Shanghai to certain investors and do not appear to reflect a deemed distribution to all shareholders.

You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services